Mail Stop 3561
			August 11, 2005


Trent Sommerville, President
Heartland Inc.
3300 Fernbrook Lane
Plymouth, MN 55447

	Re:      Heartland Inc.
			Form 10-KSB for Fiscal Year Ended
			December 31, 2004

Dear Mr. Sommerville:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.


      							Sincerely,



								Terence O`Brien
Branch Chief

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Trent Sommerville
Heartland Inc.
June 16, 2005
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